SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year end: December 31, 2010

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from            to

Commission file number: 000-08135

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sigma-Aldrich 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sigma-Aldrich Corporation

3050 Spruce Street

St. Louis, MO 63103

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Table of Contents and Definitions

Definitions:

Plan	–	Sigma-Aldrich Corporation 401(k) Retirement Savings Plan
Trustee	–	Fidelity Management Trust Company
ERISA	–	Employee Retirement Income Security Act of 1974
Company	–	Sigma-Aldrich Corporation
Plan Administrator	–	Sigma-Aldrich Corporation
IRC	–	Internal Revenue Code

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of

Sigma-Aldrich Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

St. Louis, Missouri

June 28, 2011

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value	$319,666,506	$275,393,827
Notes receivable from participants	6,851,945	6,392,366

Total assets	326,518,451	281,786,193
Liabilities:
Other liabilities	—	(16,558)
Excess contributions payable to participants	(55,874)	(145,019)

Total liabilities	(55,874)	(161,577)

Net assets available for benefits, at fair value	326,462,577	281,624,616

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contract	(11,708)	13,586

Net assets available for benefits	$326,450,869	$281,638,202

The accompanying notes are an integral part of these financial statements.

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2010 and 2009

	2010	2009
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$34,864,189	$49,556,420
Dividends	6,031,752	4,798,621
Interest	7,857	165,858

Total investment earnings	40,903,798	54,520,899

Interest income on notes receivable from participants	329,052	389,479

Contributions:
Employee contributions	17,928,369	18,166,621
Employer contributions	9,260,010	9,376,624
Rollovers	675,212	1,318,846

Total contributions	27,863,591	28,862,091

Total additions	69,096,441	83,772,469

Deductions:
Deductions from net assets attributed to:
Benefit payments to participants	(24,233,636)	(14,445,089)
Administrative expenses	(50,138)	(42,637)

Total deductions	(24,283,774)	(14,487,726)

Increase in net assets available for benefits	44,812,667	69,284,743

Net assets available for benefits, beginning of year	281,638,202	212,353,459

Net assets available for benefits, end of year	$326,450,869	$281,638,202

The accompanying notes are an integral part of these financial statements.

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution retirement plan covering eligible employees of the Company and its domestic subsidiaries. The Plan includes the required provisions relating to eligibility, fiduciary standards, and other technical provisions under ERISA.

(b)	Contributions

Employees not considered highly compensated may contribute 1% – 75% of eligible earnings, not to exceed the IRS dollar limitation. Employees that are highly compensated (defined as employees receiving compensation greater than $110,000) may contribute 1% – 15% of their eligible earnings, not to exceed the IRS dollar limitation. The Company contributes a match that equals 60% of the first 6% of the deferral percentage times the participant’s compensation. Catch-up contributions are not eligible for matching. The Company also makes a fixed contribution of $150 per full-time participant and $75 per part-time participant each quarter.

New employees shall be deemed to have elected to make a salary deferral of 6% of compensation effective on the date the employee is first eligible to participate in the Plan, unless the employee files a written election to contribute less than the 6% automatic deferral percentage before this date.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s deferral contribution and rollover contributions and allocations of (a) the Company’s matching contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The participant’s account is debited with any distributions or withdrawals made to the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Forfeitures

Forfeitures resulting from participant withdrawals before full vesting are used to reduce future employer contributions. Forfeited nonvested accounts totaled $556,888 and $244,664 in 2010 and 2009, respectively. During the year ended December 31, 2010 and 2009 employer contributions were reduced by $-0- and $150,000, respectively, from forfeited nonvested accounts.

(e)	Vesting

Participants are always fully vested in participant contributions. The Company’s matching contribution for participants becomes vested as follows:

Completed years of service	Vested percentage
Less than 3	0%
3 or more	100%

(f)	Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 3.75% to 10%, which are commensurate with local prevailing rates as determined periodically by the retirement savings committee. Loan terms range from one to five years, or longer for the purchase of a primary residence. Principal and interest payments are made by participants through payroll deductions. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

(Continued)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(g)	Payment of Benefits

The Plan provides that a participant’s vested interest in the Plan will be distributed to the participant upon retirement, termination, total disability or death. Employees terminating employment with the Company for other reasons are entitled to their vested interest in the Plan. Participants with vested account balances in excess of $1,000 may elect to defer distribution to a future date as more fully described in the Plan. Participants may elect to (a) receive a single lump sum amount equal to their vested account balance, (b) have all of his or her distributions paid in the form of a direct trustee to trustee transfer to another eligible retirement plan designed by the participants, or (c) elect to receive his or her account balance in monthly, quarterly, or annual installments over any period not exceeding ten years.

Fully vested participants may also withdraw, if approved, certain basic contributions only in the event of a financial hardship as defined by the Plan and the IRC. A participant who receives a distribution for hardship shall be prohibited from making elective deferrals and employee contributions under this and all other plans of the employer for a six month period after receipt of the distribution.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting except for benefit payments.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

(b)	Accounting Pronouncements

In January 2010, the FASB released Accounting Standards Update No. 2010-06 (“ASU 2010-06”), Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurement. The update requires the Company to (a) disclose transfers in and out of Levels One and Two, in addition to transfers in and out of Level Three and (b) separately disclose purchases, sales, issuances, and settlements of Level Three securities. Additionally, ASU 2010-06 clarifies the information the Company currently discloses regarding valuation techniques, inputs used in those valuation models, and at what level of detail fair value disclosures should be provided. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation of the Level Three activity, which is effective for interim and annual periods beginning after December 15, 2010. ASU 2010-06 is not expected to materially impact the Plan’s current fair value disclosures.

In September 2010, the FASB released Accounting Standards Update No. 2010-25 (“ASU 2010-25”), Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Plans, which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. This update requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their principal balance plus any accrued but unpaid interest. ASU 2010-25 is effective for periods ending after December 15, 2010, with early adoption permitted. This update requires retrospective application to all periods presented. ASU 2010-25 was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting ASU 2010-25. The adoption resulted in a reclassification of participant loans totaling $6,392,366 from investments to notes receivable from participants as of December 31, 2009. There was no impact to the Plan’s net assets as of December 31, 2010 or 2009 as a result of the adoption.

(c)	Use of Estimates

The preparation of the accompanying financial statements, in conformity with accounting principles generally accepted in the United States of America, requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses and disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates.

(Continued)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(d)	Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)	Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(f)	Administrative Expenses

Costs of administering the Plan are paid by the Company and are not reimbursed by the Plan.

(g)	Subsequent Events

The Plan has evaluated subsequent events through June 28, 2011, the date the financial statements were issued.

(3)	Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

(4)	Investments

The following table presents the fair value of investments which represent greater than 5% of the Plan’s net assets:

	December 31
	2010	2009
Fidelity Freedom Fund 2020	$20,194,517	$16,844,243
Fidelity Money Market Trust Retirement Money Market Portfolio	22,370,597	25,760,711
Fidelity Balanced Fund – Class K	25,752,941	23,921,827
Fidelity Diversified International Fund – Class K	20,547,544	20,213,079
Sigma-Aldrich Company Stock Fund	35,978,441	27,762,764
Fidelity Contrafund – Class K	46,557,991	40,293,846
PIMCO Total Return Inst CL	24,205,773	20,436,892
Fidelity Freedom Fund 2030	20,594,179	16,751,867

During 2010 and 2009, the Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $34,864,189 and $49,556,420, respectively, as follows:

	2010	2009
Mutual funds	$26,132,109	$44,810,353
Sigma-Aldrich Company Stock Fund	8,732,080	4,746,067

	$34,864,189	$49,556,420

(Continued)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(5)	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, “Fair Value Measurements and Disclosures”, provides the framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

Level 1 Fair Value Measurements

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Fair Value Measurements

Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Fair Value Measurements

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net assets value (NAV) of shares held by the Plan at year-end.

Common Collective Trust: Valued at NAV as a practical expedient of fair value. The NAV is based on the underlying investments, which are traded on an active market. The Plan does not have any collective investment funds with unfunded commitments or with any redemption restrictions.

The preceding methods used to arrive at a fair value calculation may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

December 31, 2010		Fair Value Measurements
	Balance	(Level 1)	(Level 2)	(Level 3)
Mutual Funds

Small Cap	$9,726,253	$9,726,253	$—	$—
Mid Cap	15,145,095	15,145,095	—	—
Large Cap	58,757,201	58,757,201	—	—
International	24,212,737	24,212,737	—	—
Blended	127,830,512	127,830,512	—	—
Bond	24,205,773	24,205,773	—	—
Money Market	22,370,597	22,370,597	—	—

Total Mutual Funds	282,248,168	282,248,168	—	—

Sigma-Aldrich Common Stock Fund	35,978,441	35,978,441	—	—
Common Collective Trust	1,439,897	—	1,439,897	—

Total	$319,666,506	$318,226,609	$1,439,897	$—

December 31, 2009		Fair Value Measurements
	Balance	(Level 1)	(Level 2)	(Level 3)
Mutual Funds

Small Cap	$7,082,092	$7,082,092	$—	$—
Mid Cap	10,082,980	10,082,980	—	—
Large Cap	52,262,898	52,262,898	—	—
International	21,554,171	21,554,171	—	—
Blended	109,316,176	109,316,176	—	—
Bond	20,436,892	20,436,892	—	—
Money Market	25,760,711	25,760,711	—	—

Total Mutual Funds	246,495,920	246,495,920	—	—

Sigma-Aldrich Common Stock Fund	27,762,764	27,762,764	—	—
Common Collective Trust	1,118,585	—	1,118,585	—

Total	$275,377,269	$274,258,684	$1,118,585	$—

(Continued)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(6)	Investment in Common Collective Trust

The Fidelity Managed Income Portfolio (the “Managed Income Fund”), a common collective trust fund, invests in a variety of investments such as fixed income securities or bond funds and enters into wrapper contracts issued by a third party. The WRAP issuer agrees to pay an amount sufficient to cover unit holder redemptions.

The interest-crediting rate is the periodic interest rate accrued to participants and is reset on a monthly basis to reflect the performance of the underlying securities.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Managed Income Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the occurrence of any such event is probable. For the Plan years ended December 31, 2010 and 2009, the average yield and crediting interest rates were approximately 2.68% and 3.16%, respectively.

(7)	Tax Status

The IRS issued a favorable determination letter dated January 5, 2009 stating that the Plan is tax exempt under Section 401 of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

(8)	Related Party

The Plan assets are maintained in a trust fund. The investments, and changes therein, of this trust fund have been reported to the Plan by the Trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $50,138 and $42,637 for the years ended December 31, 2010 and 2009 respectively.

As of December 31, 2010 and 2009, investments include 513,089 shares and 520,580 shares of Sigma-Aldrich Corporation common stock, respectively, having an aggregate fair value of $34,151,204 and $26,304,907, respectively.

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(10)	Plan Termination

The Company intends to continue the Plan; however, the Company reserves the right to terminate the Plan. In the event the Plan terminates, participants will generally become fully vested in the employer match portion of their account balances.

(Continued)

Schedule I

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2010

Market value
Mutual funds:
*Fidelity Money Market Trust Retirement Money Market Portfolio	$22,370,597
*Fidelity Balanced Fund – Class K	25,752,941
PIMCO Total Return Inst CL	24,205,773
*Fidelity Low-Priced Stock Fund – Class K	8,707,263
*Fidelity Diversified International Fund – Class K	20,547,544
*Fidelity Freedom Income Fund	1,310,830
*Fidelity Freedom 2000 Fund	679,187
*Fidelity Freedom 2005 Fund	368,881
*Fidelity Freedom 2010 Fund	4,188,374
*Fidelity Freedom 2015 Fund	9,858,956
*Fidelity Freedom 2020 Fund	20,194,517
*Fidelity Freedom 2025 Fund	15,019,788
*Fidelity Freedom 2030 Fund	20,594,179
*Fidelity Freedom 2035 Fund	11,667,853
*Fidelity Freedom 2040 Fund	10,075,000
*Fidelity Freedom 2045 Fund	4,395,492
*Fidelity Freedom 2050 Fund	3,724,514
*Fidelity Small Cap Stock Fund	9,726,253
*Fidelity Contrafund – Class K	46,557,991
American Funds Fundamental Investors Fund Class R5	3,590,154
American Beacon Lg Cap Value Inst CL	2,813,139
Columbia Acorn International Fund Class Z	3,665,193
Goldman Sachs Mid Cap Value Fund Institutional Class	4,913,617
Munder Mid-Cap Core Growth Class Y	1,524,215
Spartan U.S. Equity Index Fund – Investor Class	5,795,917
*Sigma-Aldrich Company Stock Fund	35,978,441
*Common Collective Trust - Fidelity Managed Income Portfolio	1,439,897
*Notes Receivable from Participants (range of interest rates 3.75% – 10.0%)	6,851,945

$326,518,451

*	Represents a party-in-interest.

See accompanying independent auditors’ report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Sigma-Aldrich Corporation, as Plan Administrator of the 401(k) Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIGMA-ALDRICH CORPORATION
401(k) RETIREMENT SAVINGS PLAN

By:	/s/ Mike Hollenkamp
Mike Hollenkamp, Director of Global Treasury
Sigma-Aldrich Corporation

June 28, 2011

EXHIBIT INDEX

Exhibit

23	Consent of Independent Registered Public Accounting Firm – Brown Smith Wallace LLC